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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      U.S. ALCOHOL TESTING OF AMERICA, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91154J101
                     ---------------------------------------
                                  (CUSIP Number)

Steven A. Cohen                777 Long Ridge Road,            (203) 614-2000
                           Stamford, Connecticut 06902
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   June 26, 1996
- --------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------                             -------------------------
 CUSIP No. 91154J101                                    Page  2  of  7  Pages
          --------------
- -------------------------                             -------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Steven A. Cohen

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) / /
                                                                   (B) / /

- --------------------------------------------------------------------------------
   3   SEC USE ONLY

- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
            PF

- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(E)                                           / /

- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         1,221,700

               -----------------------------------------------------------------
                8   SHARED VOTING POWER
  NUMBER OF                599,100
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH   9   SOLE DISPOSITIVE POWER
  REPORTING              1,221,700
 PERSON WITH
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                           599,100
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,770,800

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.16%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------                             -------------------------
 CUSIP No. 91154J101                                    Page  3  of  7  Pages
          --------------
- -------------------------                             -------------------------

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S.A.C. Capital Advisors, LLC

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                   (B) / /

- --------------------------------------------------------------------------------
   3   SEC USE ONLY

- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
            OO

- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(E)                                           / /

- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                         None

               -----------------------------------------------------------------
                8   SHARED VOTING POWER
  NUMBER OF              599,100
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH   9   SOLE DISPOSITIVE POWER
  REPORTING              None
 PERSON WITH
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         599,100

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            599,100

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.70%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
            OO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   SECURITY AND ISSUER

     This Schedule 13D, filed July 5, 1996, by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors", and, together with Cohen, the "Reporting Persons"), relates to the shares of common stock, $0.01 par value per share (the "Shares") of U.S. Alcohol Testing of America, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 10410 Trademark Street, Rancho Cucamongo, California 91730.

Item 2.   IDENTITY AND BACKGROUND

     Mr. Cohen's principal occupation is as an investment manager. He is a citizen of the United States of America. SAC Advisors, a Delaware limited liability company, engages in the active trading of securities and, to a lesser extent, commodity interests on a discretionary basis on behalf of various entities. Mr. Cohen is the Managing Member, President, and Chief Executive Officer of SAC Advisors. The other officers of SAC Advisors, each of whom is a citizen of the United States of America, are Scott J. Lederman, Executive Vice President and Secretary, Barry M. Skalka, Executive Vice President and Treasurer and Terence E. Fox, Executive Vice President. The principal business address of each of the Reporting Persons, Mr. Lederman, Mr. Skalka and Mr. Fox is 777 Long Ridge Road, Stamford, Connecticut 06902.

     None of the Reporting Persons, Mr. Lederman, Mr. Skalka or Mr. Fox have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of funds (including commissions) required by the Reporting Persons to purchase the Shares owned beneficially by them was as follows:

          Steven A. Cohen          $3,549,688
          SAC Advisors             $1,843,221

     The Shares beneficially owned by SAC Advisors are directly owned by S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"). SAC Associates is not listed as a Reporting Person on this
Schedule 13D because all voting power and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement between SAC Advisors and SAC Associates entered into as of January 2, 1996. All funds used by SAC Advisors to purchase the Shares directly owned by SAC Associates were derived from SAC Associates' working capital and all funds used by Cohen to purchase the shares directly owned by him were derived from personal funds. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

Item 4.   PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for the purpose of investment because they believe the Shares represented a favorable investment opportunity. The Reporting Persons are evaluating and will continue to evaluate the investment potential of the Shares. Depending on various factors including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment

                                                                          4 of 7
opportunities and developments relating to its business, the Reporting Persons may in the future take such actions with respect to such holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

     Except as set forth above, as of the date of this Schedule, none of the Reporting Persons or the entities and individuals described in Item 2 above has any plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own 1,221,700 Shares representing 5.16% of the 35,309,210 Shares reported by the Company as outstanding as of June 11, 1996.

     (b) As the Managing Member of SAC Advisors, Mr. Cohen shares with SAC Advisors the power to vote and dispose of all of the Shares owned beneficially by SAC Advisors. None of the entities or individuals described in Item 2 other than the Reporting Persons has the power to vote or direct the vote, or dispose or direct the disposition of, the Shares.

     (c) Except as set forth in Annex 1 hereto, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

     (d) SAC Associates has the right to receive dividends from, or the proceeds from the sale of, the Shares beneficially owned by SAC Advisors.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Investment Management Agreement and the margin agreements described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     No exhibits are required to be filed.

                                                                          5 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ STEVEN COHEN
                                   -----------------------------------
Date: July 5, 1996                        Steven A. Cohen


                                   S.A.C. Capital Advisors, LLC


                                   By:  /s/ STEVEN A. COHEN
                                        ---------------------------------------
                                           Steven A. Cohen, its Managing Member

                                                                          6 of 7

                                     ANNEX 1

               Transactions by Reporting Person in Common Stock of
             U.S. Alcohol Testing of America, Inc. within 60 days of
                                  June 26, 1996


                 Number of Shares     Average Price
Trade Date       Bought/(Sold) (1)    per Share (2)
- ----------       -----------------    -------------
SAC Advisors
  6/17/96        31,600               2.790
Steven Cohen
  5/7/96         361,300              3.125
  5/10/96         50,000              3.250
  5/17/96        235,000              3.125
  5/17/96         50,000              3.250
  6/19/96         35,300              2.750
  6/19/96         18,300              2.813
  6/20/96         25,000              2.625
  6/20/96         25,000              2.750
  6/21/96        125,600              2.625
  6/24/96          6,000              2.500
  6/25/96         55,000              2.500
  6/26/96         40,000              2.3125
  6/26/96         50,000              2.375
  6/26/96         45,000              2.4375
  6/26/96         25,000              2.5
  6/26/96         25,000              2.5625
  6/27/96         50,000              2.4375

(1) Unless otherwise indicated, all transactions were effected on the American Stock Exchange, regional stock exchanges or the over-the-counter market.
(2) Prices exclude commission

                                                                          7 of 7